UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35891

Issuer: Coca-Cola HBC AG

Exchange: New York Stock Exchange LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered))

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares represented by American depositary shares

(Description of class of securities)

Place an X in the box to indicate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or registration on the Exchange.

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements for the Securities Exchange Act of 1934, Coca-Cola HBC AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 14, 2014	By	/s/ Jan Gustavsson	General Counsel and Company Secretary
Date		Name	Title

1                               Form 25 and attached Notice will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.